Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
PETROCHINA COMPANY LIMITED
(a joint stock company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
ANNOUNCEMENT
DISCLOSEABLE TRANSACTION

SUMMARY
The Company refers to the announcement dated 31 January 2011 in relation to the proposed establishment of joint ventures engaged in trading activities related to the crude oil refining operations using physical assets located at the Grangemouth refinery in Scotland and the Lavéra refinery in France, as well as crude oil refining business using the refining assets at Grangemouth and Lavéra.
The Company is pleased to announce that following the submission on 31 January 2011 of the Offer by PCI to the Sellers, the Consultation Process has now been completed and PCI and the Sellers have entered into certain of the Documentation, including amongst others, the Acquisition Agreement and the Reorganisation Agreement on 8 April 2011. The remaining Documentation will be entered into upon Completion.
Pursuant to the Acquisition Agreement, PCI will acquire 50.1% of all the issued and outstanding shares in the capital of JV1 and 49.9% of all the issued and outstanding shares in the capital of JV2. The total cash consideration payable by PCI for the JV Shares is US$1,015,000,000. JV1 will be consolidated in the audited consolidated accounts of the Company.
Completion of the Transaction is subject to a number of conditions as set out in the Documentation.
The Transaction, if completed, will be of great importance for the Company’s global allocation of resources and market portfolio, exploring the high-end European market, as well as establishing its European oil and gas operation centre. The Transaction is consistent with the Company’s strategy of building a broader business platform in Europe and of becoming a leading international energy company.
Shareholders and potential investors should note that Completion of the Transaction is subject to the fulfilment of a number of conditions and may or may not proceed. Shareholders of the Company and potential investors should exercise caution when dealing in the shares of the Company.

INTRODUCTION
We refer to the announcement of the Company dated 31 January 2011 in relation to the proposed establishment of joint ventures engaged in trading activities related to the crude oil refining operations using physical assets located at the Grangemouth refinery in Scotland and the Lavéra refinery in France, as well as crude oil refining business using the refining assets at Grangemouth and Lavéra.
The Company is pleased to announce that following the submission on 31 January 2011 of the Offer by PCI to the Sellers, the Consultation Process has now been completed and PCI and the Sellers have entered into certain of the Documentation, including amongst others, the Acquisition Agreement and the Reorganisation Agreement on 8 April 2011. The remaining Documentation will be entered into upon Completion.
The Transaction constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules.
TRANSACTIONS CONTEMPLATED IN THE DOCUMENTATION
PCI and the Sellers contemplate in the Documentation, amongst others, the following transactions to be carried out:
1.     Subject to any necessary consents or approvals, the Sellers would incorporate the Jersey Companies in Jersey. The Sellers would conduct a reorganisation of their existing Target Business, as a result of which the Jersey Companies would become the direct or indirect legal and beneficial shareholders of the entire share capital in IEL, IFL, IMSL, IMF, IFAL and IRF.
2.     Pursuant to the Reorganisation Agreement, each of the Sellers and IHL shall procure that immediately before and upon Completion, the Jersey Companies hold directly and indirectly the Target Business and the Hive-Out has been completed, and the Sellers would sell, and JV1 and JV2 would purchase, the Shares.
3.     Pursuant to the Acquisition Agreement, PCI would acquire 50.1% of all the issued and outstanding shares in the capital of JV1 and 49.9% of all the issued and outstanding shares in the capital of JV2. In addition, JV2 would undertake a distribution in specie of 50% of the Infrastructure Newco Shares to INEOS Newco and as a result Infrastructure Newco would be 50% owned by INEOS Newco and 50% owned by JV2.
4.     JV1 will be consolidated in the audited consolidated accounts of the Company.
5.     The Interface Agreements will be entered into for the purpose of ensuring that both the Target Business and the Retained Group have access to, amongst others, the shared infrastructure assets and services necessary to operate their respective business in the ordinary course after Completion.
Consideration
The total cash consideration payable by PCI for the JV Shares is US$1,015,000,000 in accordance with the terms of the Acquisition Agreement.
The cash consideration was arrived at after arm’s length negotiations, after taking into consideration the results of the due diligence exercise in respect of the Target Business and having regard to a number of valuation methods to value the Grangemouth and Lavéra refineries.
Conditions
The Transaction is subject to, amongst others, the following conditions as set out in the Documentation (the Conditions):
1.	insofar as the purchase of the Shares pursuant to the Reorganisation Agreement constitutes or is deemed to constitute a concentration with a EU dimension within the scope of the Merger Regulation:

(a)	the European Commission having issued (or being deemed under Article 10(6) of the Merger Regulation to have done so), on terms satisfactory to PCI and INEOS Newco (acting reasonably), all decisions and approvals necessary to allow the purchase of the Shares by JV1 and JV2 to proceed; and

(b)	if any aspect of the purchase of the Shares pursuant to the Reorganisation Agreement is referred (or deemed to have been referred) to a competent authority of a European Union or EFTA State (or more than one such competent authorities) under Article 9 of the Merger Regulation, confirmation having been received from each such competent authority on terms satisfactory to PCI and INEOS Newco (acting reasonably), that the purchase of the Shares by JV1 and JV2 may proceed; and

(c)	if any European Union or EFTA State indicates that it may take measures to protect legitimate interests pursuant to Article 21(4) of the Merger Regulation or Article 7 of Protocol 24 of the EEA Agreement, confirmation having been received from each such State, on terms satisfactory to PCI and INEOS Newco (acting reasonably), that the purchase of the Shares pursuant to the Reorganisation Agreement may proceed;

2.	insofar as the purchase of the Shares pursuant to the Reorganisation Agreement requires approval or the observance of any waiting period pursuant to the merger control, antitrust or competition laws in any other jurisdiction, without which Completion would be unlawful or otherwise prohibited or restricted, or where PCI and the Sellers agree to seek approval for the purchase of the Shares in any other jurisdiction:

(a)	each relevant governmental entity having either declined jurisdiction over the purchase of the Shares or approved, or having been deemed to have approved, the purchase of the Shares on terms satisfactory to PCI and INEOS Newco (acting reasonably); or

(b)	any applicable waiting periods in respect thereof having expired or been terminated without steps having been taken to commence proceedings to injunct the purchase of the Shares;

3.	all necessary consents, approvals and notifications having been obtained or made from or to certain third parties and/or governmental and regulatory authorities or bodies in the PRC and any other relevant jurisdiction in respect of the Transaction and such authorisations remaining in full force and effect without modification;

4.	all necessary consents and approvals having been received under any existing financing documents to which any member of the Target Group is a party;

5.	insofar as any surety, security or guarantee has been granted by any member of the Target Group or in respect of any assets of the Target Group, executed forms of release having been received;

6.	the Hive-Out being substantially completed on terms reasonably satisfactory to PCI; and

7.	the Facilities Agreements having been entered into.
If any of the Conditions is not fulfilled on or before 5:00 p.m. (London time) on 31 December 2011, the obligations and liabilities of the relevant parties, including PCI and the Sellers, in relation to the Transaction will be automatically terminated unless PCI and the Sellers otherwise agree.
COMPLETION
Completion of the Transaction will take place on the Business Day following the last Business Day in the month in which the last in time of the Conditions has been satisfied (or if such satisfaction occurs on one of the last twelve Business Days (or, at IEHL’s written election, one of the last five Business Days) of a month, the Business Day following the last Business Day of the next month) or such other date as PCI, INEOS Newco, the Sellers, JV1 and JV2 may agree, provided that all the Conditions have been satisfied.
REASONS FOR AND BENEFITS OF THE TRANSACTION
The Transaction, if completed, will be of great importance for the Company’s global allocation of resources and market portfolio, exploring the high-end European market, as well as establishing its European oil and gas operation centre. The Transaction is consistent with the Company’s strategy of building a broader business platform in Europe and of becoming a leading international energy company.
The Board (including the independent non-executive directors of the Company) considers that the terms of the Transaction are on normal commercial terms and are fair and reasonable and in the interests of the Company and its shareholders as a whole.
INFORMATION ON THE COMPANY
The Company is principally engaged in petroleum and natural gas-related activities, including:
1.	the exploration, development, production and sale of crude oil and natural gas;

2.	the refining, transportation, storage and marketing of crude oil and petroleum products;

3.	the production and sale of basic petrochemical products, derivative chemical products and other petrochemical products; and

4.	the transmission of natural gas and crude oil, and the sale of natural gas.
INFORMATION ON THE SELLERS
The Sellers carry out crude oil refining operations through their wholly owned subsidiaries, namely IMF, IMSL and IFAL using the physical assets principally located at the Grangemouth refinery in Scotland and the Lavéra refinery in France and the depot at Dalston in Cumbria, England together with rights in relation to all pipelines, property, physical assets, rights, easements, servitudes and wayleaves required to carry out such operations, and related entrepreneurial activities through the Sellers’ wholly owned subsidiaries, namely IEL, IFL and IRF.
To the best of the Board’s knowledge, information and belief having made all reasonable enquiries, the Sellers, IHL, INEOS Newco, and their respective ultimate beneficial owners are third parties independent of the Company and connected persons of the Company.
Shareholders and potential investors should note that Completion of the Transaction is subject to the fulfilment of a number of conditions and may or may not proceed. Shareholders of the Company and potential investors should exercise caution when dealing in the shares of the Company.
DEFINITIONS
In this announcement, unless otherwise defined, the following terms shall have the following meanings:

“Acquisition Agreement”	the Acquisition Agreement entered into on 8 April 2011 between PCI, INEOS Newco, the Sellers, JV1 and JV2, pursuant to which PCI would acquire 50.1% of all the issued and outstanding shares in the capital of JV1 and 49.9% of all the issued and outstanding shares in the capital of JV2, respectively

“Board”	the Board of Directors of the Company, including the independent non-executive directors

“Business Day”	a day (other than a Saturday or a Sunday) on which banks and financial markets are open for general business in London, New York, Beijing and Hong Kong

“Company”	PetroChina Company Limited, a joint stock limited company incorporated in the PRC under the Company Law of the PRC, and listed on the Shanghai Stock Exchange and the Main Board of the Stock Exchange with American depository shares listed on the New York Stock Exchange, together with its subsidiaries

“Completion”	completion of the Transaction

“Consultation Process”	the consultation process conducted and completed by IMF with its relevant staff representatives pursuant to French law in relation to the Transaction

“Documentation”	the Acquisition Agreement, the Reorganisation Agreement (together with a related disclosure letter from the Sellers to JV1 and JV2), the Interface Agreements, the Joint Venture Agreements, a deed of tax covenant for the benefit of JV1 and JV2 in respect of certain tax liabilities, a French tax exit agreement and other documents executed, or in the agreed form to be executed between PCI and the Sellers in relation to the Transaction

“Excluded Asset”	a property, right or asset that does not relate exclusively to the Target Business

“Excluded Liability”	any liability (other than in respect of tax) to the extent that it does not relate to the Target Business or any liability (other than in respect of tax) to the extent that it relates to Infrastructure Newco if incurred before the Hive-Out

“Facilities Agreements”	five year facilities from third party banks to JV1 for JV1, JV2 and the Target Group in the form of a letter of credit facility for US$500 million and a working capital facility for US$500 million in each case in a form satisfactory to PCI and the Sellers (acting reasonably)

“Hive-Out”	the series of transactions by which the Excluded Assets and Excluded Liabilities are transferred out of the Target Group and the shared infrastructure assets are transferred to Infrastructure Newco (or, to the extent that it is not reasonably practicable to effect such transfer, the Target Group or Infrastructure Newco is put into a position equivalent to the one that it would have been in had the Excluded Assets and the Excluded Liabilities or the shared infrastructure assets been so transferred), so that the Target Group owns only those assets and liabilities comprising the Target Business in accordance with the Documentation

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“INEOS”	INEOS Group Holdings plc

“INEOS Newco”	INEOS Investments (Jersey) Limited, a company incorporated in Jersey and established by the principal shareholders of the INEOS group

“Interface Agreements”	the Interface Agreements in the agreed form to be entered into upon Completion for the purpose of ensuring that both the Target Business and the Retained Group have access to the shared infrastructure assets, utilities, hydrocarbon streams and services necessary to operate in the ordinary course after Completion

“IEHL”	INEOS European Holdings Limited, a wholly owned subsidiary of IHL

“IEL”	INEOS Europe Limited, a wholly owned subsidiary of IEHL

“IFAL”	INEOS Fuels Assets Limited, a wholly owned subsidiary of IEHL

“IFL”	INEOS Fuels Limited, a wholly owned subsidiary of IEL

“IHL”	INEOS Holdings Limited, a wholly owned subsidiary of INEOS

“IIIL”	INEOS Investments International Limited, a wholly owned subsidiary of IHL

“IMF”	INEOS Manufacturing France SAS, a wholly owned subsidiary of IIIL

“IMSL”	INEOS Manufacturing Scotland Limited, a wholly owned subsidiary of IEHL

“Infrastructure Newco”	INEOS Infrastructure (Grangemouth) Limited, a limited liability company registered in England and a wholly owned subsidiary of IEHL, which upon Completion will be 50% owned by INEOS Newco and 50% owned by JV2 and which will hold the shared infrastructure assets and charge out relevant utilities and services to JV2 and the relevant members of the Retained Group

“Infrastructure Newco Shares”	the entire issued share capital of Infrastructure Newco

“IRF”	INEOS Refining France SAS, a wholly owned subsidiary of IIIL

“Jersey Companies”	the private limited companies to be incorporated in Jersey, one of which would be jointly owned IEHL and IIIL and transferred to JV1 and which would become the direct and indirect legal and beneficial shareholders of the entire share capital in IEL, IFL and IRF after the Hive-Out, and the other which would be jointly owned by IEHL and IIIL and transferred to JV2 and which would become the legal and beneficial shareholders of the entire share capital in IMSL, IMF and IFAL after the Hive-Out

“Jersey Companies Shares”	all the issued and outstanding shares in the capital of the Jersey Companies

“Joint Venture Agreements”	the shareholders’ agreements in respect of JV1 in the agreed form to be entered into upon Completion between PCI, INEOS Newco and JV1, in respect of JV2 in the agreed form to be entered into upon Completion between PCI, INEOS Newco and JV2, and in respect of Infrastructure Newco in the agreed form to be entered into upon Completion between JV2, Infrastructure Newco and INEOS Newco, which govern the relationship of INEOS Newco and PCI as shareholders in the case of JV1 and JV2 respectively, and JV2 and INEOS Newco as shareholders in the case of Infrastructure Newco

“JV1”	INEOS Refining Limited, a limited liability company incorporated in Jersey and a direct wholly owned subsidiary of INEOS Newco, which upon Completion will be 50.1% owned by PCI and will engage in trading activities related to the crude oil refining operations using physical assets located at the Grangemouth refinery in Scotland and the Lavéra refinery in France

“JV2”	INEOS Refining II Limited, a limited liability company incorporated in Jersey and a direct wholly owned subsidiary of INEOS Newco, which upon Completion will be 49.9% owned by PCI and will carry out crude oil refining business using the refining assets at Grangemouth and Lavéra

“JV Shares”	50.1% of all the issued and outstanding shares in the capital of JV1 and 49.9% of all the issued and outstanding shares in the capital of JV2

“Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange

“Merger Regulation”	Council Regulation (EC) No. 139/2004

“Offer”	the conditional binding and irrevocable offer submitted by PCI to the Seller on 31 January 2011 in relation to the Transaction

“PCI”	PetroChina International (London) Company Limited, a limited liability company incorporated in England and a wholly owned subsidiary of PetroChina International

“PetroChina International”	PetroChina International Company Limited, a limited liability company incorporated in the PRC and a wholly owned subsidiary of the Company

“PRC”	the People’s Republic of China

“Reorganisation Agreement”	the Reorganisation Agreement entered into on 8 April 2011 between PCI, the Sellers, IHL, JV1 and JV2, pursuant to which the Hive-Out would be carried out and the Sellers would sell, and JV1 and JV2 would purchase, the Shares

“Retained Group”	means the Sellers, their subsidiaries and subsidiary undertakings from time to time, any holding company of each Seller and any other subsidiaries or subsidiary undertakings of any such holding company (except JV1, JV2, any member of the Target Group and Infrastructure Newco) and excluding INEOS Newco

“Sellers”	INEOS European Holdings Limited and INEOS Investments International Limited, each a wholly owned subsidiary of INEOS

“Shares”	the Jersey Companies Shares and the Infrastructure Newco Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Target Business”	the crude oil refining operations using the physical assets located at the Grangemouth Refinery in Scotland and the Lavéra Refinery in France, and the depot at Dalston in Cumbria, England together with all rights in relation to all pipelines, property, physical assets, rights, relevant properties rights, easements, servitudes and wayleaves required to carry out such operations as currently operated by the Target Group and the related entrepreneurial and trading activities

“Target Group”	the Jersey Companies and all their respective subsidiaries immediately prior to Completion

“Transaction”	the transactions contemplated in the Documentation, including the establishment of JV1 and JV2 to engage in trading activities related to the crude oil refining operations using physical assets located at the Grangemouth refinery in Scotland and the Lavéra refinery in France, as well as crude oil refining business using the refining assets at Grangemouth and Lavéra
By order of the Board
PetroChina Company Limited
Li Hualin
Secretary to the Board
Hong Kong, 8 April 2011
As at the date of this announcement, the Board comprises Mr Jiang Jiemin as the chairman; Mr Zhou Jiping (vice chairman) and Mr Liao Yongyuan as executive directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive directors.